Filed by AGL RESOURCES INC.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934, as amended

Subject Company: Nicor Inc.
Commission File No: 001-07297

Bloomberg Bottom Line With Mark Crumpton

Mark Crumpton: AGL Resources, the owner of Atlanta’s natural gas utility, agreed to buy Nicor back in December for $2.4 billion in cash and stock. The new company will be the leader in U.S. natural gas and will serve 4.5 million customers across the nation. Yesterday I sat down with the CEO of AGL Resources and chairman of the American Gas Association. He addressed concerns about possible price changes.

John Somerhalder: What we anticipate in the short run is we will be able to manage costs very effectively. Both companies manage costs very well. What this will do in the long run is keep costs [down] so over the long term, we see customers benefiting from the efficiencies that we have in economies of scale and best practices.

Crumpton: Is that how specifically you feel you will be able keep costs down?

Somerhalder: That’s correct. Economies of scale will very much help when you develop systems and other programs. And there are learned lessons, best practices, between the two companies.

Crumpton: Were the merger cost-saving estimates ever announced?

Somerhalder: No, that has not been announced. We're looking at the right way to deal with the synergies and the benefits. That’s what we're doing right now. We have a very detailed transition team looking at the best way to do that.

Crumpton: Do Illinois regulators want anything specifically in terms of cost savings for customers and job preservation?

Somerhalder:  Based on what I’ve talked to the commissioners about, and what we know about what they want, it is very important that they have the continued quality of service in Illinois that Nicor had provided. They also want the same costs, Nicor’s low costs, for [customers]. Quality service, reasonable rates and jobs are important. Jobs are important in all the states we operate. The commitment we made about jobs in the area was very important to [the commissioners]. So these are the types of things we’ve seen them look for so far.

Crumpton: Speaking of Nicor, they have access to eight interstate pipelines in the Midwestern U.S., and that deal is going to allow AGL Resources access to Nicor storage facilities and access to the shale gas fields. How much quicker is this going to allow you to expand?

Somerhalder: With the abundance of natural gas in this country right now with the shale developments that you’ve correctly identified, we've seen production go from 1 percent of our [domestic] production 10 or 12 years ago to 20 percent of our production because of how prolific those basins are. It really makes our natural gas supply abundant, affordable, and largely domestic – 98 percent of the natural gas we use in this country comes from North American sources – and 80 percent from the U.S. That is really important when you look to the balance of trade and other issues.

Crumpton: Are mergers like this the way of the future?

Somerhalder: I think, in this industry, you could have companies that operate on a more regional basis very efficiently. As a company, we believe that consolidation does bring -- over the long term -- benefits to consumers. We’ve seen other announced mergers in the utility industry lately as well. We do see that, in certain regions, it can make a lot of sense.

Crumpton: I have to ask, because it might be a sensitive topic, but Nicor's willingness to sell -- how much did that have to do with CEO Russ Strobel’s willingness to step down? He stands to make millions from this merger.

Somerhalder: Russ’ goal was to provide value for his employees, his customers and his shareholders. He really saw the benefits of the combined companies -- the things I mentioned -- in economies of scale, best practices, how well our unregulated businesses fit together. His motivation was to provide value to all of those constituents.

Crumpton: There is a bit of a wrench, because Nicor and its board are being sued by investors who say that the proposed $4.5 billion sale to AGL Resources is too low.

Somerhalder: We paid a fair price for a very big company. We are bringing together two very big companies. So we feel very good that the merger is in the best interest of customers and employees.

Crumpton: That was the CEO of AGL Resources.

Forward Looking Statements

To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and the expected timing of the completion of the transaction. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2009, and Item 1.A in each of AGL Resources’ and Nicor’s most recent Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  The forward-looking statements contained herein speak only as of the date of this presentation. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information

In connection with the proposed merger, AGL Resources plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of AGL Resources and Nicor that also constitutes a prospectus of AGL Resources. AGL Resources and Nicor will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, free of charge, at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in its definitive proxy statement filed with the SEC by AGL Resources on March 15, 2010, and information regarding Nicor directors and executive officers is available in its definitive proxy statement filed with the SEC by Nicor on March 10, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.